UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2024

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

77 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Private Placement of American Depositary Shares

On February 2, 2024, Silence Therapeutics plc (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 5,714,286 of its American Depositary Shares (the “ADSs”), each representing three Ordinary Shares of the Company, nominal value £0.05 per share (the “Ordinary Shares”), to the Investors, at a purchase price equal to $21.00 per ADS (the “Private Placement”). The Purchase Agreement contained customary representations and warranties from the Company and the Investors and customary closing conditions. The closing of the Private Placement is expected to occur on February 7, 2024 (the “Closing Date”). The Company anticipates the aggregate gross proceeds from the Private Placement will be approximately $120.0 million before deducting placement agent fees and other expenses.

On February 2, 2024, in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) no later than 90 calendar days following the Closing Date for purposes of registering the Ordinary Shares underlying the ADSs (the “Shares”). The ADSs are registered on a Registration Statement on Form F-6 (File No. 333-248217). The Company agreed to use its commercially reasonable efforts to cause the registration statement to be declared effective by the SEC.

The Company has also agreed, among other things, to indemnify the Investors, their officers, directors, partners, members, employees, investment advisers and agents, and each person who controls such Investors from certain liabilities and to pay all fees and expenses (excluding legal fees of the Investors, except legal fees pursuant to the Investors’ indemnification rights, and any discounts, commissions, or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) incurred by the Company in connection with the registration of the Shares.

The Private Placement is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving a public offering. The Investors have acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends have been affixed to the ADSs.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and Registration Rights Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K, and are incorporated by reference herein.

Press Release

On February 5, 2024, the Company issued a press release regarding the pricing of the Private Placement. A copy of the press release is furnished herewith as Exhibit 99.3 to this Report on Form 6-K.

The information under the heading “Private Placement of American Depositary Shares” above and Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248203 and 333-260265) and Form S-8 (File No. 333-273576 and 333-248682).

EXHIBIT INDEX

Exhibit Number	Description

99.1	Securities Purchase Agreement, dated as of February 2, 2024, by and among Silence Therapeutics plc and the investors identified on Exhibit A thereto.

99.2	Registration Rights Agreement, dated as of February 2, 2024, by and among Silence Therapeutics plc and the investors named in the Securities Purchase Agreement.

99.3	Press release of Silence Therapeutics plc dated February 5, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc
Date: February 5, 2024
	By:	/s/ Craig Tooman
Name: Craig Tooman
Title: President and Chief Executive Officer